12/17

04054202

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QA International Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34685 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DAT : 1/31/05

82-34683

RECEIVED
2004 DEC 17 A 10: 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PA International Limited

ARLS
12-31-03

Report and Accounts

Year Ended 31 December 2003

Contents

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PA INTERNATIONAL LIMITED

We have audited the group's financial statements for the year ended 31 December 2003 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Profit and Loss Account, Company Balance Sheet, Consolidated Cash Flow Statement, Company Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, and the related notes 1 to 36. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report has been prepared under the terms of our engagement letter dated 2 July 2003 and is made solely to the company's members as a body. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom accounting standards.

Our responsibility is to audit the financial statements in accordance with the relevant regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with United Kingdom Accounting Standards. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records or if we have not received all the information and explanations we require for our audit.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2003 and of the profit of the company and of the group for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in the United Kingdom.

Ernst & Young LLP

Ernst & Young LLP

Registered Auditor, London

14 October 2004

PA International Limited - Consolidated Profit and Loss Account for the year ended 31 December

	Notes	Consulting Operations		Venture Operations		Totals	
		2003	2002	**2003**	2002	**2003**	2002
		£000	£000	**£000**	£000	**£000**	£000
Turnover	2	**309,427**	327,129	**26,502**	31,087	**335,929**	358,216
Personnel and Direct Costs		**(248,108)**	(252,346)	**(27,914)**	(29,203)	**(276,022)**	(281,549)
Gross Profit		**61,319**	74,783	**(1,412)**	1,884	**59,907**	76,667
Goodwill Amortisation		**(2,104)**	(2,104)	-	-	**(2,104)**	(2,104)
Other Administrative Expenses		**(38,684)**	(49,129)	**(16,495)**	(17,429)	**(55,179)**	(66,558)
Total Administrative Expenses		**(40,788)**	(51,233)	**(16,495)**	(17,429)	**(57,283)**	(68,662)
Other Operating income		**5,327**	3,659	-	-	**5,327**	3,659
Operating Profit/(Loss)	7	**25,858**	27,209	**(17,907)**	(15,545)	**7,951**	11,664
Exceptional Items							
Profit on deemed disposal of share in Meridica Ltd	3a	-	-	**2,480**	-	**2,480**	-
Profit on sale of ES&S business	3b	-	584	-	-	-	584
Profit on deemed disposal of share in UbiNetics group	3c	-	-	-	2,076	-	2,076
Profit/(Loss) before interest and taxation		**25,858**	27,793	**(15,427)**	(13,469)	**10,431**	14,324
Net interest payable and investment income	8,9	**(4,406)**	(4,752)	**667**	1,421	**(3,739)**	(3,331)
Profit/(Loss) on ordinary activities before taxation		**21,452**	23,041	**(14,760)**	(12,048)	**6,692**	10,993
Taxation	10	**(6,045)**	(5,562)	**4,718**	3,370	**(1,327)**	(2,192)
Profit/(Loss) on Ordinary Activities after Taxation		**15,407**	17,479	**(10,042)**	(8,678)	**5,365**	8,801
Minority interests (equity)		-	-	**2,318**	720	**2,318**	720
Profit/(Loss) available for distribution		**15,407**	17,479	**(7,724)**	(7,958)	**7,683**	9,521
Dividends – equity	11	-	-	-	-	-	-
Dividends – non equity	11	**(386)**	(320)	-	-	**(386)**	(320)
Retained Profit/(Accumulated Loss)		**15,021**	17,159	**(7,724)**	(7,958)	**7,297**	9,201

Notes 1 to 36 form part of these financial statements. Consulting Operations and Venture Operations all relate to continuing activities.

PA International Limited

Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December

	Note	**2003**	2002
		£000	£000
Profit available for distribution to members of the parent company	31	7,683	9,521
Revaluation of own shares held	26	6,450	1,063
Revaluation of investment property		-	-
Exchange differences on retranslation of net assets of subsidiary undertakings	27	8,594	7,401
Exchange differences on loans	27	(6,410)	(7,926)
Total recognised gains and losses for the year		16,317	10,059

Notes 1 to 36 form part of these financial statements.

PA International Limited

Consolidated Balance Sheet as at 31 December

		Note	2003 £000	2002 £000
Fixed Assets				
Intangible Assets		12	37,054	38,874
Tangible Assets		13	148,697	152,506
Investments		15	67,666	48,004
			253,417	239,384
Current Assets				
Debtors:	due within one year	17	78,460	86,556
	due after more than one year	17	48,074	43,926
			126,534	130,482
Investments		18	89,954	72,101
Cash at bank and in hand			28,363	43,924
			244,851	246,507
Creditors				
Amounts falling due within one year		19	(156,464)	(149,642)
Net current assets			88,387	96,865
Total assets less current liabilities			341,804	336,249
Creditors				
Amounts falling due after more than one year		20	(122,406)	(132,581)
Provision for liabilities and charges		21	(9,923)	(8,197)
Minority Interests (Equity)			(1,277)	(3,204)
			208,198	192,267
Capital and reserves				
Called up share capital	Equity	24	86,056	86,056
	Non Equity	24	13,444	13,444
Revaluation reserve		26	18,944	18,726
Other reserves		26	(50,567)	(50,567)
Profit and loss account		27	140,321	124,608
Equity			194,754	178,823
Non Equity			13,444	13,444
Shareholders' funds			208,198	192,267

The financial statements were approved by the Board of Directors on 7 July 2004.

Director

Director

Notes 1 to 36 form part of these financial statements.

PA International Limited

Consolidated Cashflow Statement for the year ended 31 December

	Note	2003 £000	2003 £000	2002 £000
Net cash inflow from operating activities	28		**35,257**	18,872
Returns on investments and servicing of finance				
Interest received		**3,084**		3,079
Interest paid		**(6,431)**		(6,410)
Preference dividend paid		**(706)**		-
Net cash outflow from return on investments and servicing of finance			**(4,053)**	(3,331)
Taxation				
Taxation paid			**(7,218)**	(3,549)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(6,434)**		(8,214)
Purchase of intangible fixed assets		**(1,649)**		(1,577)
Disposal of tangible fixed assets		**225**		29
Return of deposit from escrow account		**-**		4,800
Purchase of own shares		**(22,178)**		(23,537)
Disposal of own shares		**7,763**		10,739
Net cash outflow from capital expenditure and financial investment			**(22,273)**	(17,760)
Acquisitions and disposals				
Sale of Executive Search and Selection	3c	**-**		98
Disposal of minority interest in subsidiary	3d	**2,800**		3,178
Net cash inflow from acquisitions and disposals			**2,800**	3,276
Equity dividends paid			**-**	-
Management of liquid resources				
Increase in Short term deposits			**(17,853)**	(23,191)
Net cash outflow before financing			**(13,340)**	(25,683)
Financing				
Repayment of Bank loans		**(2,221)**		(1,500)
Increase in bank loans		**-**		27,546
Capital element of finance lease rental payments		**-**		(102)
Net cash (outflow)/inflow from financing			**(2,221)**	25,944
(Decrease)/Increase in cash in the year	29,30		**(15,561)**	261

Notes 1 to 36 form part of these financial statements.

PA International Limited

Company Profit and Loss Account for the year ended 31 December

	Note	2003 £000	2002 £000
Income from Investments		**190**	88,614
Provision for impairment	16	**(30,931)**	(637,505)
Administrative Expenses		**3,102**	(95)
Operating Loss		**(27,639)**	(548,986)
Loss on Ordinary Activities before taxation		**(27,639)**	(548,986)
Taxation		**-**	-
Loss on Ordinary Activities after taxation		**(27,639)**	(548,986)
Dividends	11	**(386)**	(320)
Retained Loss for the Year	27	**(28,025)**	(549,306)

Notes 1 to 36 form part of these financial statements.

PA International Limited

Company Balance Sheet as at 31 December

		Note	2003	2002
			£000	£000
Fixed Assets				
Investments		16	206,754	237,000
Current Assets				
Debtors:	due within one year	17	86,609	85,305
	due after more than one year	17	3,542	2,956
			90,151	88,261
Creditors				
Amounts falling due within one year		19	(16)	(347)
Net current assets			90,135	87,914
Total assets less current liabilities			296,889	324,914
Capital and reserves				
Called up share capital	Equity	24	86,056	86,056
	Non Equity	24	13,444	13,444
Contributed surplus		25	759,699	759,699
Profit and loss account		27	(562,310)	(534,285)
Equity			283,445	311,470
Non Equity			13,444	13,444
Shareholders' funds			296,889	324,914

The financial statements were approved by the Board of Directors on 7 July 2004.

Director

Director

Notes 1 to 36 form part of these financial statements.

PA International Limited

Company Cashflow Statement for the year ended 31 December

	Note	2003 £000	2003 £000	2002 £000
Net cash inflow from operating activities	28	-		-
Capital expenditure and financial investment				
Return of deposit from escrow account		-		-
Net cash outflow from capital expenditure and financial investment			-	-
Net cash inflow before financing			-	-
Financing				
Issue of ordinary share capital	24,25	-		-
Net cash inflow from financing			-	-
Increase in cash in the year	29,30		-	-

Notes 1 to 36 form part of these financial statements.

1. Accounting policies

(a) Accounting Convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investments in own shares and investment properties, and are in accordance with applicable accounting standards.

As permitted by the Bermudan Companies Act 1981, the financial statements have been prepared in accordance with United Kingdom Accounting Standards.

(b) Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiary undertakings for the year ended 31 December 2003 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year the operating profits or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation.

(c) Foreign Currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments.

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates, any differences are taken to the profit and loss account.

(d) Employee Benefit Schemes

The assets, liabilities and results of the Group's employee trusts are recognised in the accounts of the Company in accordance with the requirements of UITF Abstract 13 and UITF abstract 32.

(e) Turnover

Turnover includes all revenue that is billable to clients. Revenue is recognised on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and subcontractors. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed price long term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

Losses on contracts are recognised during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

Revenue recognised in excess of billings is recorded as accrued income. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

(f) Pensions

In accordance with SSAP 24 'Accounting for Pension costs' the pension costs charged to the profit and loss account in respect of defined benefit pension schemes are based on actuarial methods and assumptions designed to provide the anticipated pension costs over the service lives of the employees in the scheme and are calculated to achieve a substantially level percentage of the current and expected future pensionable payroll.

Variations from regular costs are allocated over a period approximating to the remaining service lives of current employees in the scheme.

The additional disclosures required by the transitional arrangements of FRS17 'Retirement Benefits' are given in note 6 to the financial statements.

Contributions to Defined Contribution schemes are charged to the profit and loss account as incurred

(g) Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is recognised and amortised through the profit and loss account over the directors' estimate of its useful economic life of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition; and
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

(h) Other Intangible Fixed Assets

Other intangible fixed assets comprise licences, which are recorded at cost. Amortisation is provided to write off the cost of the licences over their expected useful life, which is the shorter of the term of the licence and three years. Impairment reviews are undertaken annually on the carrying value of the licences.

(i) Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures.

Net interest arising on interest rate agreements is taken to the profit and loss account. Premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

(j) Tangible Fixed Assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives.

The depreciation rates are as follows:

- Freehold buildings: 2% - 10% on cost.
- Property held on lease excluding investment property: equal instalments over remaining period of lease unless the economic life of the asset is determined to be less than that of the lease.
- Office furniture, machinery and equipment: 10% - 33% on cost.
- Computer equipment: 20% - 50% on cost.
- Motor vehicles: 15% - 25% on cost.

(k) Fixed Asset Investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

(l) Investment Properties

In accordance with SSAP 19, investment properties are carried at open market value. No depreciation or amortisation is provided in respect of investment properties. Such properties are not held for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. The effect of this policy has not been quantified because it is impracticable.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

(m) Current Asset Investments

Investments held as current assets are stated at the lower of cost and net realisable value.

(n) Contract provisions and long term contracts

Work in progress is valued at the lower of cost and net realizable value. Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

(o) Revaluation Reserve

Investments in own shares that are not specifically allocated to meet employee bonus obligations are revalued to their current market values. Allocated shares are revalued to market value at the date when they are matched against specific deferred bonus obligations. Any surplus resulting from the revaluation is taken to a revaluation reserve.

(p) Leased Assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

(q) Deferred Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

(r) Property provisions

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space.

Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

(s) Research and Development Expenditure

Research and development expenditure is written off in the year in which it is incurred.

(t) Liquid Resources

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

2. Segmental information

All Turnover and profit before taxation arise from the principal activities of the Group.

Turnover by Destination

Geographic Analysis	**2003**	2002
	£000	£000
UK	**167,763**	179,470
Scandinavia	**38,492**	43,596
Europe (excluding UK and Scandinavia)	**33,378**	36,384
North America	**77,851**	79,349
Asia Pacific	**18,445**	19,417
	335,929	358,216

An analysis of profit before tax and net assets by geographic region is not provided because in the opinion of the Directors such analysis does not reflect the nature of the Group's activities.

Venture operations disclosed separately on the face of the profit and loss account are non-core consulting operations.

3. Exceptional Items

Exceptional items are analysed as follows:

		2003	2002
		£000	£000
(a)	Profit on part-disposal of Meridica	2,480	-
(b)	Profit on sale of ES&S business	-	584
(c)	Profit on part disposal of UbiNetics	-	2,076
		2,480	2,660

(a) Profit on disposal of an interest in Meridica

During 2003, following an external injection of funds into Meridica, the Group's holding was reduced from 100% to 90%. This generated a profit on disposal of £2.5m.

(b) Earn out income from Sale of ES&S

During 2000, PA disposed of its Executive Search and Selection business, and the profit on disposal of £7.9m was recognised as exceptional income in the 2000 financial accounts. This profit did not include recognition of amounts potentially due under an earn out agreement that formed part of the terms of disposal. During 2001, PA received additional consideration amounting to £0.4m.

A further £0.1m of earn out income was received in 2002 and a provision of £0.5m that was no longer required, relating to recruiter bonus, was released giving rise to a total exceptional profit of £0.6m.

(d) Profit on disposal of an interest in UbiNetics

During 2002, following an external injection of funds into UbiNetics, the Group's holding was reduced from 85% to 82%. This generated a profit on disposal of £2.1m.

4. Staff Costs

	2003	2002
	£000	£000
Salaries	154,364	160,867
Bonus	34,233	39,538
Social security costs	14,585	15,022
Pension Costs (note 6)	14,251	5,040
	217,433	220,467

Staff costs include remuneration paid to the Directors of the Company.

The average number of employees including Directors for the year was:	**2003**	2002
	No	No
Consulting staff	**2,246**	2,357
Administrative staff	**807**	838
Total	**3,053**	3,195

5. Emoluments of Directors

	2003	2002
	£000	£000
Fees as non-executive Directors	**-**	-
Executive Directors' remuneration	**2,076**	1,733
	2,076	1,733

The emoluments, excluding pension contributions, of the highest paid director, were £2,076,000 (2002: £1,733,000). Included in this amount is £183,000 paid to companies which are related to the Director (2002: £125,000). Pension contributions for the highest paid director were £30,000 (2002: Nil).

For all Executive Directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for up to five years and only paid contingent on certain non-performance-related criteria being met.

	2003	2002
Number of Directors who exercised share options	**-**	-
Number of Directors receiving long term incentives	**1**	1
Number of Directors in the defined benefit pension scheme	**-**	-

6. Pension Costs

SSAP 24 Disclosure

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The assets of these schemes are held in separate trustee-administered funds or insurance-based schemes. The pension costs relating to the defined benefit schemes are assessed in accordance with the advice of qualified actuaries. The total pension cost for the Group was £14.2m (2002: £5.0m).

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements.

The defined benefit scheme has been closed to new entrants with effect from 1 January 1998 and new employees are invited to join the defined contribution scheme. The pension cost for the defined benefit element was calculated as a level percentage of salaries of these members over their expected future service. The latest actuarial valuation of the scheme was undertaken as at 31 March 2002 by Watson Wyatt LLP, a firm of qualified actuaries. The market value of Scheme assets at 31 March 2002 of £388.6m represented 114% of total past service liabilities giving rise to a surplus of £48.0m. The Group has taken the benefit of a contribution holiday and accordingly no employer contributions were made during the years ended 31 December 2001 and 31 December 2002. Following the 31 March 2002 valuation, and on the advice of its actuaries, the Group re-commenced contributions from 1 January 2003.

The principal assumptions, expressed relative to price inflation, were: 4.0% pa discount rate for pre-retirement past service liabilities, 2.5% for post retirement past service liabilities, 1.5% pa (excluding promotional scale) for salary increases, 0% pa for pension increases.

Additional disclosure required by FRS17 – retirement benefits

The last full actuarial valuation of the PA Pension Scheme carried out on 31 March 2002 has been updated by the Scheme's actuaries to 31 December 2003 specifically for the purposes of the FRS17 disclosures.

	At 31 December 2003	At 31 December 2002
	% p.a.	% p.a.
Inflation assumption	**2.60**	2.25
Rate of increase in salaries	**4.10**	3.75
Rate of increase of pensions in payment	**2.60**	2.25
Rate of increase for deferred pensioners	**2.60**	2.25
Discount Rate	**5.40**	5.60

The fair value of assets in the scheme were:

	Long term rate of return expected at 31 December 2003	**Value at 31 December 2003**	Long term rate of return expected at 31 December 2002	Value at 31 December 2002	Long term rate of return expected at 31 December 2001	Value at 31 December 2001
		£m		£m		£m
Equities	**8.40%**	**216.6**	8.25%	202.9	7.75%	290.5
Bonds	**5.40%**	**128.3**	5.60%	90.1	5.75%	80.5
Cash	**3.60%**	**0.2**	3.75%	13.9	4.50%	5.3
Total		**345.1**		306.9		376.3

The following amounts at 31 December 2003 were measured in accordance with the requirements of FRS17:

	31 December 2003	31 December 2002	31 December 2001
	£m	£m	£m
Fair value of Scheme assets	**345.1**	306.9	376.3
Actuarial value of Scheme liabilities	**(394.7)**	(328.9)	(299.8)
(Deficit)/Surplus in the Scheme	**(49.6)**	(22.0)	76.5
Pension deferred tax asset/(liability)	**14.9**	6.6	(23.0)
Pension (liability)/asset	**(34.7)**	(15.4)	53.5

If the above amounts had been recognised in the financial statements, the effects would have been as follows:

	2003	2002
Operating profit charge	**£m**	£m
Current service cost	**7.6**	8.4
Past service cost	**-**	-
Total operating profit charge	7.6	8.4

	2003	2002
Finance income	**£m**	£m
Interest on pension scheme liabilities	**18.3**	17.2
Expected return on assets in the pension scheme	**(22.0)**	(27.2)
Net (credit)/ charge to other finance income	(3.7)	(10.0)

	2003	2002
Actuarial loss to be recognised in the Consolidated Statement of Total Recognised Gains and Losses	**£m**	£m
Loss on assets	**(23.3)**	84.7
Experience loss on liabilities	**14.8**	21.8
Loss on change of assumptions (financial and demographic factors)	**38.3**	(6.4)
Total loss recognised in STRGL before adjustment for tax	**29.8**	100.1

Movement in deficit during the year	2003	2002
	£m	£m
Deficit at 1 January 2003	(22.0)	76.5
Contributions paid	6.1	-
Current service cost	(7.6)	(6.5)
Cross charge for Defined Contributions scheme contribution	-	(1.9)
Finance income	3.7	10.0
Actuarial loss	(29.8)	(100.1)
Deficit at 31 December 2003	(49.6)	(22.0)

History of experience gains and losses	2003	2002
Difference between the expected and actual return on scheme assets		
Amount (£m)	23.3	84.7
Percentage of scheme assets	6.75%	27.6%
Experience gains and losses on scheme liabilities		
Amount (£m)	14.8	21.8
Percentage of scheme	3.75%	6.63%
Total amount recognised in STRGL		
Amount (£m)	29.8	100.1
Percentage of scheme	7.55%	30.43%

Group net assets and reserves reconciliation

	2003		2002	
	Net assets	**Profit and loss account**	Net assets	Profit and loss account
	£m	**£m**	£m	£m
Net Assets and Profit & Loss Account as stated in the Balance sheet	**208.2**	**140.3**	192.3	124.6
SSAP 24 balance	**2.0**	**8.4**	-	-
Net Assets and Profit & Loss Account excluding amounts relating to defined benefit asset/ (liability)	**210.2**	**148.7**	192.3	124.6
FRS17 Pension (liability)/ asset	**(34.7)**	**(34.7)**	(15.4)	(15.4)
Net Assets and Profit & Loss Account including amounts relating to defined benefit asset	**175.5**	**114.0**	176.9	109.2

7. Operating Profit is stated after charging/(crediting)

	2003	2002
	£000	£000
Directors' emoluments (note 5)	**2,076**	1,733
Auditors' remuneration – for audit services	**687**	616
Auditors' remuneration – for non audit related services	**117**	163
Depreciation of tangible fixed assets	**8,610**	9,702
Amortisation of intangible fixed assets	**3,421**	2,768
Loss on disposal of fixed assets	**958**	243
Hire of plant and equipment	**1,222**	1,416
Other operating lease charges	**8,082**	11,154
Exchange differences	**(660)**	(1,631)
(Release)/Increase of property provisions (note 21)	**(278)**	3,405
Research and development expenditure written off	**25,063**	23,692
Rent receivable	**(5,327)**	(3,659)

8. Interest and income from investments

	2003	2002
	£000	£000
Interest received on cash deposits	**2,664**	3,079

The aggregate of interest receivable £2,664,000 (2002: £3,079,000) and interest payable £6,403,000 – note 9 (2002: £6,410,000) is shown on the face of the profit and loss account as net interest payable and investment income of £3,739,000 (2002: £3,331,000).

9. Interest payable and similar charges

	2003	2002
	£000	£000
Interest payable on bank loans	**6,403**	6,410

10. Taxation

(a) Analysis of charge for the year

	2003	2003	2002	2002
	£000	£000	£000	£000
Current tax				
United Kingdom				
Corporation tax	3,069		6,283	
Corporation tax (over)/ under provided in prior years	(830)		(1,513)	
		2,239		4,770
Overseas				
Overseas taxation	2,400		2,037	
Overseas tax (over)/under provided in prior years	1,222		(3,708)	
		3,622		(1,671)
		5,861		3,099
Deferred tax				
Origination and reversal of timing differences	(4,534)		(907)	
		(4,534)		(907)
		1,327		2,192
Comprising:				
Tax on profit before non operating exceptional items		1,327		1,002
Tax charge/(credit) on non operating exceptional items		-		1,190
		1,327		2,192

b) Factors affecting the tax charge for the year

The tax charge is for the year is different from the standard rate of Corporation Tax in the UK of 30 per cent (2002: 30 per cent). The differences are explained below:

	2003	2002
	£000	£000
Profit on ordinary activities before tax	6,692	10,993
Profit on ordinary activities multiplied by standard rate of Corporation Tax in the UK of 30% (2002: 30%)	2,008	3,298
Effects of:		
Disallowable expenses	1,562	2,015
Untaxed income	(978)	(855)
R&D Tax Credits	(1,050)	(491)
Release of provisions	-	(2,414)
Deferred tax timing differences	3,474	5,354
Non recognition of overseas Group losses	3,011	3,468
Non recognition of UK Group losses	-	-
Lower tax rates on overseas earnings	(2,559)	(2,055)
Adjustments to tax charge in respect of previous periods – UK	(830)	(1,513)
Adjustments to tax charge in respect of previous periods – Overseas	1,223	(3,708)
Current tax charge for the year (note 10 (a))	5,861	3,099

(c) Factors that may affect future tax charges

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets.

No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

Certain overseas subsidiaries have deferred tax assets that have not been recognised in the accounts, as there is insufficient certainty as to the availability of future suitable taxable profits. These consist of tax losses with a value of £18,840,000 (2002: £23,187,000), depreciation in advance of capital allowances with a value of £116,000 (2002: £77,000), and other timing differences with a value of £177,000 (2002: £281,000). These assets would be recovered where the relevant subsidiaries earn taxable profits in their respective tax jurisdictions against which the tax losses and other assets could be relieved.

Based on current capital investment plans, the group expects to be able to continue to claim capital allowances in excess of depreciation in future years.

11. Dividends

	2003	2002
	£000	£000
Final dividend proposed	-	-
Preference dividend	386	320
	386	320

12. Intangible Assets – Group

	Goodwill	Other	Total
	£000	£000	£000
Cost at 1 January 2003	42,255	2,046	44,301
Additions	-	1,649	1,649
Amounts eliminated on disposals	-	(95)	(95)
Cost at 31 December 2003	**42,255**	**3,600**	**45,855**
Amortisation at 1 January 2003	(4,736)	(691)	(5,427)
Charge for the year	(2,104)	(1,317)	(3,421)
Amounts eliminated on disposals	-	47	47
Amortisation at 31 December 2003	**(6,840)**	**(1,961)**	**(8,801)**
Net Book Value at 31 December 2003	**35,415**	**1,639**	**37,054**
Net Book Value at 31 December 2002	37,519	1,355	38,874

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000. Other intangibles represent licences purchased by venture companies, which are being amortised over the shorter of the term of the licence or three years.

13. Tangible Fixed Assets – Group

	Freehold Land & Buildings	Long Leasehold Property	Short Leasehold Property	Office Furniture, Machinery and Equipment	Computer Equipment	Motor Vehicles	Total
	£000	£000	£000	£000	£000	£000	£000
Cost or valuation at 1 January 2003	9,096	123,539	22,048	22,813	30,585	75	208,156
Exchange adjustments	177	-	(473)	83	(15)	(5)	(233)
Additions	514	-	494	1,560	3,856	10	6,434
Disposals	-	(62)	(220)	(583)	(1,352)	-	(2,217)
Cost or valuation at 31 December 2003	**9,787**	**123,477**	**21,849**	**23,873**	**33,074**	**80**	**212,140**
Depreciation at 1 January 2003	(3,894)	(804)	(9,518)	(13,874)	(27,493)	(67)	(55,650)
Exchange adjustments	(36)	-	60	(114)	(35)	5	(120)
Charge	(278)	(364)	(1,697)	(3,020)	(3,239)	(12)	(8,610)
Disposals	-	-	-	234	703	-	937
Depreciation at 31 December 2003	**(4,208)**	**(1,168)**	**(11,155)**	**(16,774)**	**(30,064)**	**(74)**	**(63,443)**
Net Book Value at 31 December 2003	**5,579**	**122,309**	**10,694**	**7,099**	**3,010**	**6**	**148,697**
Net Book Value at 31 December 2002	5,202	122,735	12,530	8,939	3,092	8	152,506

Long leasehold property represents 123 Buckingham Palace Road. The investment property portion of £68.8m represents 50% of the value of the building. The Directors have considered the open market value of the building at 31 December 2003 and have concluded that the valuation is unchanged from that undertaken by CB Hillier Parker Chartered Surveyors in December 2001. In accordance with SSAP19 'Investment Properties' it is not depreciated. The historical cost of this element of the property is £52.8m. The remainder of the building has a net book value of £53.6m at the year end.

14. Investment Properties

In November 1999 PA purchased the 250 year leasehold over its head office at 123 Buckingham Palace Road, London.

A portion of the building is occupied by the Group and accordingly accounted for as a fixed asset. The remaining portion of the building is let to tenants and is accounted for as an investment property (note 13).

15. Fixed Asset Investments – Group

Investment in own shares

Investment in own shares represents shares in the Company held by P A Consulting Group Holdings SA (a subsidiary of P A International Limited). At 31 December 2003, P A Consulting Group Holdings SA held 159,813,860 shares (2002: 159,813,860) with a nominal value of £7,991,000 (2002: £7,991,000).

Investments in ultimate holding company represents shares in PA Holdings Limited, the immediate and ultimate holding company of the Company, held by employee benefit trusts which comprise the Employment Benefit Trust and the Employee Trust. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2003 the Employee Benefit Trust held 21,775 shares with a market value of £82,000 and the Employee Trust held 16,444,862 shares with a market value of £62,162,000. The nominal value of own shares held was £1,644,000 (2002: £1,295,000). Of the total shares held, 3,919,535 have been allocated to satisfy specific employee share option schemes.

	2003	2002
	£000	£000
Own shares – at cost	**7,991**	7,991
Shares of ultimate holding company – at valuation	**58,403**	37,538
Other	**1,272**	2,475
	67,666	48,004

Movement in Group fixed asset investments

	Own shares	Other	Total
	£000	£000	£000
Balance at 1 January 2003	45,529	2,475	48,004
Additions at cost	22,178	-	22,178
Disposals	(7,763)	-	(7,763)
Write down of investment	-	(1,203)	(1,203)
Surplus on revaluation (note 26)	6,450	-	6,450
Balance at 31 December 2003	**66,394**	**1,272**	**67,666**

Other fixed asset investments represent non controlling interests in Ventures.

16. Fixed asset investments – Company

Movement in Company fixed asset investments

	Investments in Group Companies	Other	Total
	£000	£000	£000
Balance at 1 January 2003	234,460	2,540	237,000
Balance sheet reclassification	-	(64)	(64)
Provision	(29,706)	(1,225)	(30,931)
Additions at cost	749	-	749
Balance at 31 December 2003	**205,503**	**1,251**	**206,754**

Other fixed asset investments represent non-controlling interests in Ventures. The Directors have made a provision against the carrying value of investments on the basis that they consider that a permanent diminution in value has occurred.

Details of the principal subsidiary undertakings as at 31 December 2003 are as follows:

Name	**Place of Incorporation/Registration**	**Nature of Business**
Erinvale Holdings BV	Netherlands	Property Holding Company
PA International Consulting Group Limited	England and Wales	Holding Company
PA Ventures Limited	Bermuda	Holding Company
PA Investments Limited	England and Wales	Investment Holding Company
PA Overseas Holdings Limited	England and Wales	Holding Company
PA Group Treasury Services Limited	England and Wales	Treasury
PA Consulting Services Limited	England and Wales	Consultancy
PA Strategy Partners Limited	England and Wales	Consultancy
PA Consulting Services Pty Limited	Australia	Consultancy
PA Consulting Group Inc	USA	Consultancy
PA Consulting Group KK	Japan	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Group Limited	New Zealand	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Group SA	France	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Sdn Bhd	Malaysia	Consultancy
PA Consulting (Cayman Islands) Limited	Cayman Islands	Funding
PA Consulting Group Limited	Hong Kong	Consultancy

Name	Place of Incorporation/Registration	Nature of Business
PA Consulting Services (India) Private Limited	India	Consultancy
PA Consulting Group GmbH	Germany	Consultancy
PA International Holdings BV	Netherlands	Holding Company
PA Consulting Services SA	Belgium	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group SRO	Czech Republic	Consultancy
PA Consulting Group Holdings SA	Switzerland	Holding Company
PA Finance Limited	England and Wales	Holding Company
PA Government Services Inc	USA	Consultancy
PA Consulting Services SAC	Peru	Consultancy
PA Infrastructure Development Services (UK) Limited	England and Wales	Consultancy
PA Infrastructure Development Services (NZ) Limited	New Zealand	Consultancy
PA Knowledge Limited	Cayman Islands	Intellectual Property Rights
Cubiks Holdings Limited* (85%)	England and Wales	Holding Company
PA Consulting Services SA	Argentina	Consultancy
PA do Brasil Ltda.	Brazil	Consultancy
PT PA Consulting Indonesia	Indonesia	Consultancy
Meridica Limited	England and Wales	Drug Delivery Device Development
UbiNetics Holdings Plc* (82%)	England and Wales	Telecommunications Development

All Subsidiary undertakings noted above are wholly owned except where marked*. Voting rights are proportional to the ownership percentage as stated.

Subsequent to the year end, on 9 February 2004 one of the Group's subsidiaries, UbiNetics Holdings Plc changed its name to UbiNetics Holdings Ltd.

PA International Limited has issued a class of shares ("alphabet shares") which are held directly by certain PA shareholders. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights.

17. Debtors

	Group		Company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Due within one year:				
Trade Debtors (d)	**28,542**	30,913	-	-
Accrued Income (d)	**22,160**	14,531	-	-
Other Debtors	**6,634**	7,228	-	219
Amounts due from subsidiary undertakings	-	-	**86,609**	85,086
Amounts due from ultimate undertaking	-	-	-	-
Prepayments	**4,406**	6,536	-	-
Loans to Staff	**11,027**	21,904	-	-
Taxation	**2,191**	5,444	-	-
Loan note (b)	**3,500**	-	-	-
	78,460	86,556	**86,609**	85,305
Due after more than one year:				
Trade Debtors (d)	**8,009**	8,720	-	
Accrued Income (d)	**1,158**	766	-	
Loans to Staff (a)	**20,630**	17,309	-	-
Deferred Tax (note 23)	**14,735**	10,675	-	-
Loan Note (b)	-	3,500	-	-
Other amounts held in escrow accounts (c)	**3,542**	2,956	**3,542**	2,956
	48,074	43,926	**3,542**	2,956

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. These loans are non interest bearing and are due to be repaid in line with the date of payment of deferred bonus relating to the year in which the loans were made, or at the date of leaving the Group, if sooner. Total loans to staff include £3,107,000 (2002: £3,866,000) loans to Directors from the Employee Trust.

(b) The £3.5m loan note bears interest at 6% pa, is redeemable in July 2004 and was received as part consideration for the sale of the Sundridge Park Management Centre.

(c) Other amounts held in escrow accounts relate to funds for future redemption of preference shares issued by PA International Limited (note 20).

(d) During the year trade debtors and accrued income were re-analysed in order to identify balances relating to long term contracts. Comparative figures were also restated in accordance with SSAP9 'Accounting for short and long term contracts'.

18. Current asset investments – Group

	2003	2002
	£000	£000
Other investments	89,954	72,101

Other investments are stated at cost and represent amounts invested in short term deposits with access times of up to nine months.

19. Creditors – amounts falling due within one year

	Group		Company	
	2003	2002	2003	2002
	£000	£000	£000	£000
Bank loans (note 20)	2,436	2,221	-	-
Trade creditors	4,699	10,157	-	-
Payments on account	22,647	14,172	-	-
Amounts due to ultimate holding company	28,423	23,222	-	-
Amounts due to subsidiary undertakings	-	-	12	27
Taxation	2,405	10,834	-	-
Social security and other taxes	13,510	8,462	-	-
Other creditors and accruals	82,344	80,254	4	-
Preference dividend payable	-	320	-	320
	156,464	149,642	16	347

20. Creditors – amounts falling due after more than one year – Group

	Group		Company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Bank Loan (secured)	**88,389**	90,825	**-**	-
Bonuses	**32,169**	39,583	**-**	-
Other	**1,848**	2,173	**-**	-
	122,406	132,581	**-**	-

Borrowings

On 1 March 2002 loan finance of £94,500,000 was obtained relating to the purchase of 123 Buckingham Palace Road (note 14). Repayments of capital are due quarterly in instalments commencing at £483,000 on 18 April 2002 and gradually increasing to £1,185,000, with the balance of £62,005,000 falling due on the 10th anniversary of the loan in March 2012. The interest expense on the loan is entirely hedged by a swap that fixes the rate (including margin) to 6.82%. Interest expense for the year was £6,431,000 (2001: £6,410,000) (Note 9). The loan is a non-recourse loan to the PA Group in respect of the principal; recourse being limited to the rental stream arising from the property.

The loan is wholly repayable within ten years as follows:

	£000	£000
In less than one year (note 19)		2,436
In more than one year (note 20)		
In more than one year but not more than two years	2,703	
In more than two years but not more than five years	9,793	
In more than five years	75,893	
		88,389
		90,825

21. Provision for liabilities and charges - Group

	2003	2002
	£000	£000
Property provisions	**4,154**	4,432
Deferred tax (note 23)	**4,753**	3,292
Other provisions	**1,016**	473
	9,923	8,197

	Property Provision	Other
	£000	£000
Balance at 1 January 2003	4,432	473
Provisions no longer required released to profit and loss account	(2,232)	-
New provisions in the year	1,954	81
Reclassification of provision from other creditors due after more than one year	-	462
Balance at 31 December 2003	**4,154**	**1,016**

Property provisions relate to the difference between rents payable and rents receivable on all vacant and sub-let space. New provisions were made and existing provisions released in 2003 as the result of a restructuring of accommodation arrangements and sub-letting activity in the United States.

Other provisions relate to leasehold dilapidation costs arising on lease termination.

22. Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments can be found in Note 1. Disclosure of the Group's borrowings and their maturity profile are set out in Note 20. Short term debtors and creditors are excluded from the following disclosures:

Currency and interest rate profile of financial liabilities

The Group's only interest bearing liabilities comprise Sterling bank borrowings and Euro denominated preference shares issued by PA International Limited. Further details of these borrowings, including details of the applicable interest rates are given in Note 20.

				Fixed rate liabilities	
	Borrowings	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average time for which rate fixed
	£000	£000	£000	%	Years
31 December 2003					
Sterling	**90,825**	**-**	**90,825**	**6.82**	**9**
Euro	**3,542**	**3,542**	**-**	**-**	**-**
31 December 2002					
Sterling	93,046	-	93,046	6.82	10
Euro	2,956	2,956	-	-	-

Foreign exchange borrowings are used to provide a hedge against foreign net investments and the exchange gains and losses on these borrowings are included in the Statement of Total Recognised Gains and Losses. These borrowings are excluded from the above analysis.

Currency and interest rate profile of financial assets

	Cash and bank	Other financial assets	Total financial assets	Floating rate financial assets	Fixed rate financial assets	Financial assets on which no interest is earned	Fixed rate assets: Weighted average interest rate	Fixed rate assets: Weighted average time for which rate fixed
	£000	£000	£000	£000	£000	£000	%	Years
31 December 2003								
Sterling	**15,551**	**121,471**	**137,022**	**101,865**	**3,500**	**31,657**	**6**	**½**
US Dollar	**5,220**	**140**	**5,360**	**5,360**	**-**	**-**	**-**	**-**
Euro	**1,297**	**-**	**1,297**	**1,297**	**-**	**-**	**-**	**-**
Other	**4,370**	**-**	**4,370**	**4,370**	**-**	**-**	**-**	**-**
	26,438	**121,611**	**148,049**	**112,892**	**3,500**	**31,657**		
31 December 2002								
Sterling	29,935	114,814	144,749	102,036	3,500	39,213	6	1 ½
US Dollar	4,880	-	4,880	4,880	-	-	-	-
Euro	2,992	-	2,992	2,992	-	-	-	-
Other	6,094	-	6,094	6,094	-	-	-	-
	43,901	114,814	158,715	116,002	3,500	39,213		

Other financial assets comprise current asset investments in short term deposits of £90.0m described in Note 18.

Foreign exchange and interest rate exposures

Forward foreign exchange contracts are entered into to hedge the Group's investments in its US subsidiaries. Gains or losses are recognised in the Statement of Total Recognised Gains and Losses. The Group's operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currencies. The Group hedges its interest risk on its long term bank borrowing through an interest rate swap as set out in Note 20.

Fair Value of financial assets and liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when those contracts mature. The following table sets out the book and fair values of the Group's derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps and forward contracts.

Derivative financial instruments held to manage interest rate and currency risk	**31 December 2003 Book value £000**	**31 December 2003 Fair value £000**	31 December 2002 Book value £000	31 December 2002 Fair value £000
Interest rate swaps	**-**	**(4,117)**	-	(6,199)
Bank borrowings	**(90,825)**	**(90,825)**	(93,046)	(93,046)
Euro denominated preference shares	**(3,542)**	**(3,542)**	(2,956)	(2,956)

The following table shows the amount of unrealised gains and losses which have been included in the profit and loss account for the year and those gains or losses which are expected to be realised in next year's or later profit and loss account.

	Unrecognised gains	Unrecognised losses	**Total net unrecognised gains/ losses**
	£000	£000	**£000**
			2003
Gains and losses arising in 2003 that were not recognised in 2003	-	(4,117)	**(4,117)**
Unrecognised gains and losses on hedges at 31 December 2003	-	(4,117)	**(4,117)**
Of which:			
Gains and losses to be recognised in 2004	-	(1,165)	**(1,165)**
Gains and losses to be recognised in 2005 or later	-	(2,952)	**(2,952)**

	Unrecognised gains	Unrecognised losses	**Total net unrecognised gains/ losses**
	£000	£000	**£000**
			2002
Gains and losses arising in 2002 that were not recognised in 2002	-	(6,199)	**(6,199)**
Unrecognised gains and losses on hedges at 31 December 2002	-	(6,199)	**(6,199)**
Of which:			
Gains and losses to be recognised in 2003	-	(1,584)	**(1,584)**
Gains and losses to be recognised in 2004 or later	-	(4,615)	**(4,615)**

Undrawn bank facilities

The Group has £5m of undrawn committed bank borrowing facilities, which are repayable on demand (2002: £5.2m). This is an annual rolling facility due for review in July 2004.

23. Deferred Tax – Group

Unprovided and provided deferred taxation is as follows:

	2003	2003	2002	2002
	£000	£000	£000	£000
	Provided	Unprovided	Provided	Unprovided
Fixed Assets	3,830	(116)	3,243	(77)
Property provisions	(1,717)	-	(51)	(7)
Bonus	(6,084)	-	(4,521)	-
Losses	(4,263)	(18,840)	(3,235)	(23,187)
Other	(1,748)	(177)	(2,819)	(274)
	(9,982)	(19,133)	(7,383)	(23,545)

Deferred taxation movements:

	£000
Balance at 1 January 2003	(7,383)
Transfer from profit and loss account:	
United Kingdom	(3,028)
Overseas	(1,506)
Other movements	1,935
Balance at 31 December 2003	(9,982)

Deferred tax liabilities (note 21)	4,753
Deferred tax assets (note17)	(14,735)
	(9,982)

24. Share Capital

	2003 Number	2003 £	2002 Number	2002 £
Authorised				
Non Equity:				
Redeemable Shares of 5p each	13,484,709	674,235	13,555,622	677,781
Alphabet Shares of 0.01p each	378,385,060	37,839	342,929,000	34,293
'A' Preferred ordinary shares of 1 Euro each	5,000,000	3,044,000	5,000,000	3,044,000
'B' Preferred ordinary shares of 1 Euro each	15,000,000	9,287,926	15,000,000	9,287,926
'C' Preferred ordinary shares of 5p each	8,000,000	400,000	8,000,000	400,000
	419,869,769	13,444,000	384,484,622	13,444,000
Equity:				
Ordinary Shares of 5p each	1,721,126,860	86,056,343	1,721,126,860	86,056,343
	2,140,996,629	99,500,343	2,105,611,482	99,500,343
Allotted, called up and fully paid:				
Non Equity:				
Redeemable Shares of 5p each	13,484,709	674,235	13,555,622	677,781
Alphabet Shares of 0.01p each	378,385,060	37,839	342,929,000	34,293
'A' Preferred ordinary shares of 1 Euro each	5,000,000	3,044,000	5,000,000	3,044,000
'B' Preferred ordinary shares of 1 Euro each	15,000,000	9,287,926	15,000,000	9,287,926
'C' Preferred ordinary shares of 5p each	8,000,000	400,000	8,000,000	400,000
	419,869,769	13,444,000	384,484,622	13,444,000
Equity:				
Ordinary Shares of 5p each	1,721,126,860	86,056,343	1,721,126,860	86,056,343
	2,140,996,629	99,500,343	2,105,611,482	99,500,343

The rights of the shares are set out below. None of these shares have dividend or voting rights other than as stated.

Authorised Capital

By a resolution of the directors dated 11 December 2002, 239,304 redeemable shares of 5 pence each were subdivided and reclassified into 119,652,000 alphabet shares of 0.01p each as follows:

39,884,000 Class MN2002.0 alphabet shares of 0.01p;

39,884,000 Class SS2002.0 alphabet shares of 0.01p;

39,884,000 Class M2002.0 alphabet shares of 0.01p.

By a resolution of the directors dated 19 December 2003, 70,913 redeemable shares of 5 pence each were subdivided and reclassified into 35,456,060 Class M2003.0 alphabet shares of 0.01p each.

The authorised share capital of the Company presently shown in the statutory records of the Company is GBP 87,168,417.00 and Euro 20,000,000.00.

Issued Capital

By a resolution of the directors dated 11 December 2002, 239,304 redeemable shares of 5 pence each were subdivided and reclassified into 119,652,000 alphabet shares of 0.01p each as follows:

39,884,000 Class MN2002.0 alphabet shares of 0.01p;

39,884,000 Class SS2002.0 alphabet shares of 0.01p;

39,884,000 Class M2002.0 alphabet shares of 0.01p.

By a resolution of the directors dated 19 December 2003, 70,913 redeemable shares of 5 pence each were subdivided and reclassified into 35,456,060 Class M2003.0 alphabet shares of 0.01p each.

Share Rights

The rights of the shares are set out below. None of these shares have dividend or voting rights other than as stated.

Redeemable Shares:

Up to the first conversion date, the right to a fixed annual preferential dividend of 1.75% of par value. These shares can be converted into B preferred ordinary shares on each specified conversion date.

'C' Preferred ordinary shares:

Full voting rights and a right to a fixed annual preferential dividend of 5% on par value of the share.

Ordinary shares:

Full voting rights and a right to dividends at such times and in such amounts as the Directors decide and that in aggregate do not exceed the Company's profits available for distribution.

Alphabet Shares:

The right to ask the company to redeem their shares prior to the happening of a Liquidity Event.

'A' and 'B' Preferred Ordinary shares:

The right to a floating non-cumulative preferential dividend calculated at EURIBID plus 40 basis points on the par value of the share.

Only 'A' preferred ordinary shareholders have the right to vote.

The priorities on a winding up are as follows:

Priority	Shareholder	Amount
1	Redeemable shares	Par value of the redeemable shares plus any accrued and unpaid dividend to date
2	'A' and 'B' preferred ordinary shares	Par value paid up of the preferred ordinary shares
3	Alphabet shares	The surplus assets allocated to each alphabet share pool rateably according to the par value of the alphabet shares held by the shareholders
4	Ordinary shares and 'C' preferred ordinary shares	Share of remaining proceeds rateably according to the par value of ordinary shares held

25. Contributed surplus

The Company has a contributed surplus of £759,699,000 (2002: £759,699,000), which arose on issue of equity shares to acquire investments in its subsidiaries. In the Group accounts the contributed surplus is eliminated against investment in subsidiaries as a result of the merger accounting method of consolidation used. In the financial statements for the period ended 31 December 2001 this surplus was disclosed as a share premium account; the current year financial statements correct this presentation. Under Section 54 of the Bermudan Companies Act 1981, the contributed surplus is a distributable reserve.

26. Other Reserves

GROUP	Revaluation	Capital	Merger Reserve	Total excluding revaluation
	£000	£000	£000	£000
Balance at 1 January 2003	18,726	41	(50,608)	(50,567)
Surplus on valuation of own shares held (note15)	6,450	-	-	
Transfer to profit and loss account	(6,232)	-	-	
Balance at 31 December 2003	18,944	41	(50,608)	(50,567)

The Group revaluation reserve at 31 December 2003 comprises £16.0m in respect of the investment property. The balance and the transfer to the profit and loss account relate to shares of the Company held by the employee benefit trusts.

27. Profit and Loss Account

	Group		**Company**	
	2003	2002	**2003**	**2002**
	£000	£000	**£000**	**£000**
Balance at 1 January	124,608	117,522	(534,285)	15,021
Retained profit/ (Accumulated loss) for the year	7,297	9,201	(28,025)	(549,306)
Transfer exchange reserve at 31st December	-	(2,112)	-	-
Exchange differences on retranslation of net assets of subsidiary undertakings	8,594	7,401	-	-
Exchange difference on loans	(6,410)	(7,926)	-	-
Transfer of realised profits	6,232	522	-	-
Balance at 31 December	140,321	124,608	(562,310)	(534,285)

The cumulative goodwill written off in respect of acquisitions at 31 December 2003 was £18.2m (2002: £18.2m).

28. Reconciliation of operating profit to net cash inflow from operating activities

Group	2003	2002
	£000	£000
Operating profit	7,951	11,664
Adjustments to operating profit:		
Depreciation	8,610	9,702
Loss on sale of fixed assets	958	243
Goodwill Amortisation	2,104	2,104
Amortisation of other intangibles	1,317	664
Decrease in debtors	4,785	27,720
Increase/(Decrease) in creditors	9,074	(36,740)
Provision against fixed asset investments	1,203	3,073
Exchange	(745)	442
	35,257	18,872

Company	2003	2002
	£000	£000
Operating loss	(27,639)	(548,986)
Adjustments to operating loss:		
Increase in Debtors	(1,890)	(84,323)
Decrease in creditors	(1,402)	(4,196)
Provision against fixed asset investments	30,931	637,505
	-	-

29. Analysis of changes in net funds

	Balance at 1 January 2003	Cash Flow	Non cash movement	**Balance at 31 December 2003**
	£000	£000	£000	**£000**
Cash at bank and in hand	43,924	(15,561)	-	**28,363**
Debts due after one year	(93,046)	2,221	-	**(90,825)**
Current asset investment	72,101	17,853	-	**89,954**
	22,979	4,513	-	**27,492**

Cash includes an overdraft of £0.7m (2002: £3.0m positive cash) held by the employee benefit trusts.

30. Reconciliation of net cash flow to movement in net funds

	2003	2002
	£000	£000
Increase in cash in year	**(15,561)**	261
Cash inflow from decrease in debt and lease financing	**-**	1,602
Cash inflow/(outflow) from (decrease)/increase in loans	**2,221**	(27,546)
Cash inflow from decrease in liquid resources	**17,853**	23,191
Change in net debt resulting from cash flows	**4,513**	(2,492)
Net funds at start of year	**22,979**	25,471
Net funds at end of year	**27,492**	22,979

31. Reconciliation of movement in shareholders' funds

	Group		Company	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Profit for the financial year attributable to members of the parent company	**7,683**	9,521	**(27,639)**	(548,986)
Dividends	**(386)**	(320)	**(386)**	(320)
Other recognised gains and losses relating to the year	**8,634**	538	**-**	-
New share capital subscribed	**-**	-	**-**	-
	15,931	9,739	**(28,025)**	(549,306)
Opening shareholders' funds	**192,267**	182,528	**324,914**	874,220
Closing shareholders' funds	**208,198**	192,267	**296,889**	324,914

32. Contingent Liabilities

Guarantees

Group

There are no performance-related guarantees on commercial contracts (2002: nil).

Contingent Liabilities

Company

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the Directors believe that none of these will have a materially adverse effect on the financial condition of the Group.

33. Operating Lease Commitments – Group

The Group has commitments to pay operating lease rentals in the year following the balance sheet date, in respect of leases expiring within the period shown below as follows:

	2003	2002
	£000	£000
Land and buildings:		
Within one year	**866**	924
Between one and two years	**1,006**	1,076
Between two and five years	**1,965**	1,744
Beyond five years	**5,006**	5,098
	8,843	8,842
Other operating leases:		
Within one year	**336**	546
Between one and two years	**541**	88
Between two and five years	**132**	270
Beyond five years	**17**	10
	1,026	914

34. Other commitments

The Group had capital commitments contracted and approved by the Board as at 31 December 2003 of £1.7m (2002: approved £2.2m).

The Company had no material capital commitments as at 31 December 2003 (2002: nil).

35. Controlling Party

In the opinion of the Directors, the controlling party of the Company during the current and prior year was the Butten Trust.

The Group provides, without charge, administration and secretarial support to the Butten Trust. In addition, during the year, the Group paid costs and expenses in connection with the running of the Trust amounting to £119,000 (2002: £88,000).

36. Post balance sheet event

Subsequent to the year end, on 12 February 2004 UbiNetics Holdings Ltd, a group subsidiary, secured a £12.0m third party investment in return for an issue of ordinary shares, alongside further PA internal funding of £3.0m. The external investment will reduce PA's ownership of the UbiNetics group from 81.5% to 49%. The Group's profit on disposal was £6.1m.